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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Oglebay Norton Company
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
677007205
(CUSIP Number)
April 6, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	677007205	Page	2 out	of	7

1	NAMES OF REPORTING PERSONS: DSC Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		606,581

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		606,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	606,581

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
** SEE ITEM 4(b).

CUSIP No.	677007205	Page	3 out	of	7

1	NAMES OF REPORTING PERSONS: Andrew Bluhm

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		606,581

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		606,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	606,581

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
** SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC, relating to shares of common stock, par value $0.01 per share, (the “Common Stock”) of Oglebay Norton Company, a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by DSC at the direction of Mr. Bluhm for the account of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Delaware Street Master Fund”), of which DSC is the investment manager and by entities and/or parties related to Mr. Bluhm. Delaware Street Master Fund holds the shares of Common Stock of the Issuer for the accounts of Delaware Street Capital, L.P. and Delaware Street Capital II, L.P., both Delaware limited partnerships, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.

Item 1(a)	Name of Issuer.

Oglebay Norton Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

North Point Tower 1001 Lakeside Ave., 15th Floor Cleveland, OH 44114-1151

Item 2(a)	Name of Person Filing.

(i) DSC Advisors, L.P., and (ii) Andrew Bluhm

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

900 N. Michigan Avenue, Suite 1900 Chicago, Illinois 60611

Item 2(c)	Citizenship or Place of Organization.

DSC is a limited partnership formed under the laws of the State of Delaware. Mr. Bluhm is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock $0.01 par value

Item 2(e)	CUSIP Number.

677007205

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	DSC and Mr. Bluhm are the beneficial owners of 606,581 shares of Common Stock. This number includes 570,621 shares of Common Stock, as well as 35,960 shares of Series A convertible preferred stock (DSC and Mr. Bluhm are the beneficial owners of 359,600 shares of Series A convertible preferred stock, which is convertible at any time at a ten-to-one basis (“Preferred Stock”)).

(b)	DSC and Mr. Bluhm are the beneficial owner of 16.7% of the outstanding shares of Common Stock. This percentage is determined by dividing 606,581 by 3,637,802 (which includes 3,601,842, the number of shares of Common Stock issued and outstanding as of March 10, 2006, as reported in the Issuer’s annual report on Form 10-K filed March 17, 2006, as well as 35,960 shares of Preferred Stock).

(c)	DSC and Mr. Bluhm may direct the vote and disposition of the 606,581 shares of Common Stock held by the Delaware Street Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 20, 2006 between DSC and Andrew Bluhm.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: April 20, 2006

DSC Advisors, L.P.

By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew Bluhm

Andrew Bluhm, Principal

/s/ Andrew Bluhm

Andrew Bluhm